UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 3)*

Lufax Holding Ltd

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

54975P201**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

This CUSIP applies to the American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts. Each ADS represents two ordinary shares, par value US$0.00001 per share. No CUSIP has been assigned to the ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G
CUSIP No. 54975P201

1.	Names of Reporting Persons. Tun Kung Company Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 308,198,174 ordinary shares [1]
	6.	Shared Voting Power N/A
	7.	Sole Dispositive Power 308,198,174 ordinary shares [1]
	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 308,198,174 ordinary shares [1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 26.9% of total outstanding ordinary shares [2]
12.	Type of Reporting Person CO

[1]

Represents 308,198,174 ordinary shares beneficially owned by Tun Kung Company Limited, consisting of (i) 246,550,714 ordinary shares held of record by Tun Kung Company Limited, (ii) 32,994,744 ordinary shares (represented by 16,497,372 ADSs) recorded in and represented by the collateral accounts and the custodial accounts held in the name of Tun Kung Company Limited with Goldman Sachs International pursuant to certain covered call arrangements by and among Tun Kung Company Limited, Goldman Sachs International and Goldman Sachs (Asia) L.L.C. between June and September 2023, and (iii) 28,652,716 ordinary shares lent by Tun Kung Company Limited to certain designated dealers (including J.P. Morgan Broking (Hong Kong) Limited and/or its affiliates) to create additional liquidity of the Issuer’s ordinary shares following the listing of the Issuer’s ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited by way of introduction.

[2]

Percentage of ownership of ordinary shares herein is calculated based on a total of 1,146,319,171 ordinary shares of the Issuer issued and outstanding as of December 31, 2023 (excluding treasury stocks and shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Issuer’s share incentive plans), based on information provided by the Issuer in its report on Form 6-K dated January 5, 2024.

Schedule 13G
CUSIP No. 54975P201

1.	Names of Reporting Persons. Tongjun Investment Company Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 145,469,538 ordinary shares [3]
	6.	Shared Voting Power N/A
	7.	Sole Dispositive Power 145,469,538 ordinary shares [3]
	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 145,469,538 ordinary shares [3]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 12.7% of total outstanding ordinary shares [4]
12.	Type of Reporting Person CO

[3]

Represents 145,469,538 ordinary shares ultimately beneficially owned by Tongjun Investment Company Limited, a shareholder of Tun Kung Company Limited holding 47.2% of the equity interests in Tun Kung Company Limited. Tun Kung Company Limited beneficially owns 308,198,174 ordinary shares of the Issuer (representing 26.9% of the Issuer’s total ordinary shares issued and outstanding as of December 31, 2023), consisting of (i) 246,550,714 ordinary shares held of record by Tun Kung Company Limited, (ii) 32,994,744 ordinary shares (represented by 16,497,372 ADSs) recorded in and represented by the collateral accounts and the custodial accounts held in the name of Tun Kung Company Limited with Goldman Sachs International pursuant to certain covered call arrangements by and among Tun Kung Company Limited, Goldman Sachs International and Goldman Sachs (Asia) L.L.C. between June and September 2023, and (iii) 28,652,716 ordinary shares lent by Tun Kung Company Limited to certain designated dealers (including J.P. Morgan Broking (Hong Kong) Limited and/or its affiliates) to create additional liquidity of the Issuer’s ordinary shares following the listing of the Issuer’s ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited by way of introduction.

[4]

Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares ultimately beneficially owned by Tongjun Investment Company Limited divided by a total of 1,146,319,171 ordinary shares of the Issuer issued and outstanding as of December 31, 2023 (excluding treasury stocks and shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Issuer’s share incentive plans), based on information provided by the Issuer in its report on Form 6-K dated January 5, 2024.

Schedule 13G
CUSIP No. 54975P201

1.	Names of Reporting Persons. Lanbang Investment Company Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 162,728,636 ordinary shares [5]
	6.	Shared Voting Power N/A
	7.	Sole Dispositive Power 162,728,636 ordinary shares [5]
	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 162,728,636 ordinary shares [5]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 14.2% of total outstanding ordinary shares [6]
12.	Type of Reporting Person CO

[5]

Represents 162,728,636 ordinary shares ultimately beneficially owned by Lanbang Investment Company Limited, a shareholder of Tun Kung Company Limited holding 52.8% of the equity interests in Tun Kung Company Limited. Tun Kung Company Limited beneficially owns 308,198,174 ordinary shares of the Issuer (representing 26.9% of the Issuer’s total ordinary shares issued and outstanding as of December 31, 2023), consisting of (i) 246,550,714 ordinary shares held of record by Tun Kung Company Limited, (ii) 32,994,744 ordinary shares (represented by 16,497,372 ADSs) recorded in and represented by the collateral accounts and the custodial accounts held in the name of Tun Kung Company Limited with Goldman Sachs International pursuant to certain covered call arrangements by and among Tun Kung Company Limited, Goldman Sachs International and Goldman Sachs (Asia) L.L.C. between June and September 2023, and (iii) 28,652,716 ordinary shares lent by Tun Kung Company Limited to certain designated dealers (including J.P. Morgan Broking (Hong Kong) Limited and/or its affiliates) to create additional liquidity of the Issuer’s ordinary shares following the listing of the Issuer’s ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited by way of introduction.

[6]

Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares ultimately beneficially owned by the Lanbang Investment Company Limited divided by a total of 1,146,319,171 ordinary shares of the Issuer issued and outstanding as of December 31, 2023 (excluding treasury stocks and shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Issuer’s share incentive plans), based on information provided by the Issuer in its report on Form 6-K dated January 5, 2024.

Schedule 13G
CUSIP No. 54975P201

ITEM 1.

(a) Name of Issuer: Lufax Holding Ltd

(b) Address of Issuer’s Principal Executive Offices: Building No. 6, Lane 2777, Jinxiu East Road, Pudong New District, Shanghai, People’s Republic of China

ITEM 2.

(a) Name of Person Filing:

Tun Kung Company Limited

Tongjun Investment Company Limited

Lanbang Investment Company Limited

(b) Address of Principal Business Office, or if None, Residence:

Tun Kung Company Limited: Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

Tongjun Investment Company Limited: Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

Lanbang Investment Company Limited: Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

(c) Citizenship:

Tun Kung Company Limited: British Virgin Islands

Tongjun Investment Company Limited: British Virgin Islands

Lanbang Investment Company Limited: British Virgin Islands

(d) Title of Class of Securities: ordinary shares, par value US$0.00001 per share, of the Issuer

(e) CUSIP Number: 54975P201

CUSIP number 54975P201 has been assigned to the ADSs of the Issuer. Each ADS represents two ordinary shares of the Issuer.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4. OWNERSHIP.

(a)	Amount beneficially owned:

See the response to Item 9 on the attached cover pages.

Schedule 13G
CUSIP No. 54975P201

(b)	Percentage of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to vote or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

Schedule 13G
CUSIP No. 54975P201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2024

Tun Kung Company Limited

By:	/s/ Jun Yao
Name: Jun Yao
Title: Director

Tong Jun Investment Company Limited

By:	/s/ Wenwei Dou
Name: Wenwei Dou
Title: Director

Lanbang Investment Company Limited

By:	/s/ Yi Zhong
Name: Yi Zhong
Title: Director

Schedule 13G
CUSIP No. 54975P201

Exhibit Index

Exhibit No.	Exhibit

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on January 28, 2022)